UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Universal Bioenergy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

91337M104

(CUSIP Number)

Global Energy Group LLC

c/o Rainco Management LLC

Attn: Nicole C. Singletary

101 Marietta Street, Suite 3100

Atlanta, GA 30303

888-937-9095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91337M104

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(1) Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Global Energy Group LLC

As of April 10, 2013, the collective Members of Global Energy Group LLC were as follows:

Rainco Management LLC

Grand Executive Trust

Yang Family Trust

Rainco Holdings Trust

Falah Family Trust

Ghanimah Holdings Trust

Ibadhah Life Trust

Premier Executive Trust

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(2) Check the Appropriate Box if a (A) |X|

Member of a Group (See Instructions) (B) |_|

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(3) SEC Use Only

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(4) Source of Funds (See Instructions) OO

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(5) Check if Disclosure Of Legal Proceedings Is Required |_|

Pursuant to Items 2(d) OR 2(e)

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(6) Citizenship or Place of Organization United States

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Number of Shares (7) Sole Voting Power

Beneficially

Owned by Each 1,568,630,000

Reporting Person ----------------------------------------------

With (8) Shared Voting Power

0

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(9) Sole Dispositive Power

1,568,630,000

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(10) Shared Dispositive Power

0

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(11) Aggregate Amount Beneficially Owned By Each Reporting

Person 1,568,630,000

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(12) Check if the Aggregate Amount In Row (11) |_|

Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

61.78%

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(14) Type of Reporting Person (See Instructions) HC

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Item 1. Security and Issuer

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 23, 2013 (the “Statement”) with respect to the common stock, $0.00 par value (the “Shares”), of Universal Bioenergy Inc., (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 2. Identity and Background

(a) This Statement is being filed by Global Energy Group LLC on behalf of itself and its Members, collectively the “Members”. All of the common stock of the Issuer, issued pursuant to this “Statement”, was issued only to, and in the name of Global Energy Group LLC. As of April 10, 2013, the collective “Members” of Global Energy Group LLC were as follows:

1. Grand Executive Trust

2. Yang Family Trust

3. Rainco Holdings Trust

4. Falah Family Trust

5. Ghanimah Holdings Trust

6. Ibadhah Life Trust

7. Premier Executive Trust

8. Rainco Management LLC

(b) The business addresses of the principal offices of the Reporting Person(s) are:

Global Energy Group LLC - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

Its European offices are: 2 Sheen Road, Richmond, TW9 1AE, United Kingdom

1. Grand Executive Trust – 8021 Adams Street, Paramount, California 90723

2. Yang Family Trust - 8021 Adams Street, Paramount, California 90723

3. Rainco Holdings Trust 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

4. Falah Family Trust - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

5. Ghanimah Holdings Trust - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

6. Ibadhah Life Trust - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

7. Premier Executive Trust - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

8. Rainco Management LLC - 101 Marietta Street, Suite 3100, Atlanta, Georgia 30303

(c) Global Energy Group LLC’s, Managing Member and controlling entity is Rainco Management LLC and the control person for Rainco Management LLC is Nicole C. Singletary. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

(d) During the last five years, none of the Reporting Person(s) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person(s) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Person(s) is as follows:

1. Global Energy Group LLC is a Georgia Limited Liability Company.

2. Grand Executive Trust is a Trust organized under California law

3. Yang Family Trust is a Trust organized under California law

4. Rainco Holdings Trust is a Trust organized under Georgia law

5. Falah Family Trust is a Trust organized under Georgia law

6. Ghanimah Holdings Trust is a Trust organized under Georgia law

7. Ibadhah Life Trust is a Trust organized under Georgia law

8. Premier Executive Trust is a Trust organized under Georgia law

9. Rainco Management LLC is a Georgia Limited Liability Company.

10. Nicole C. Singletary is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

On January 11, 2013, Global Energy Group LLC, (“GEG”), purchased a portfolio of 14 of Universal Bioenergy’s Promissory Notes, in a private transaction directly from the individual Note Holders, with a total principal amount of $3,234,775. On April 10, 2013, the Company, at the direction of “GEG”, converted this portfolio of 14 Promissory Notes into common shares of stock; and issued 1,568,630,000 common shares for that conversion. The Promissory Notes were converted into common stock at the market price at the time of conversion. The 1,568,630,000 shares was the equivalent of 61.78% of the Issuer’s 2,538,903,268 outstanding shares of common stock that were issued and outstanding on May 20, 2013, as reported in the Issuer’s Form 10-Q Report for the period ended March 31, 2013. Global Energy Group is now deemed an affiliate. The shares issued to Global Energy Group are restricted shares.

These shares are directly owned by Global Energy Group LLC, for which Rainco Management LLC and its control person Nicole C. Singletary exercises voting and dispositive control. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC, pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

Item 4. Purpose of Transaction

Global Energy Group LLC acquired the shares to settle a debt owed to it by the Issuer through the conversion of Convertible Promissory Notes to stock; which Promissory Notes are reflected in the Issuer’s SEC filings.

As of April 10, 2013, the “Date of Event”, Global Energy Group LLC had no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of June 30, 2013, Global Energy Group LLC beneficially owned 1,568,630,000 shares of common stock, or 61.78% of the outstanding common stock. These shares are directly owned by Global Energy Group. The shares issued to Global Energy Group LLC are restricted shares.

(b) Global Energy Group LLC has sole voting and dispositive power with respect to the 1,568,630,000 shares of common stock.

(c)  Not applicable.

(d)  Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Person(s), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2013

Global Energy Group LLC

Grand Executive Trust

Yang Family Trust

Rainco Holdings Trust

Falah Family Trust

Ghanimah Holdings Trust

Ibadhah Life Trust

Premier Executive Trust

Rainco Management LLC

By:	RAINCO MANAGEMENT, LLC
Managing Member to Global Energy Group and its Members,

By: /s/ Nicole C. Singletary

Nicole C. Singletary

Its: Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)